     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

                For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
                For the Transition Period Ended:____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
___________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Aspyra, Inc.
Full Name of Registrant

Former Name if Applicable

4360 Park Terrace Drive, Suite 220
Address of Principal Executive Office (Street and Number)

Westlake Village, CA 91361
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarter ended September 30, 2009 within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s quarterly financial statements for the quarter ended September 30, 2009 could not be completed within such time period without unreasonable effort or expense.  The Registrant expects to file its Form 10-Q including the related financial statements on or prior to November 23, 2009 within the 5 calendar day period provided by Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anahita Villafane, CFO	818	880-6700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspyra, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 16, 2009	By	/s/ Anahita Villafane
Chief Financial Officer

PART IV — OTHER INFORMATION

(3)
As of the date of this Form 12b-25, the Registrant’s financial statements for the quarter ended September 30, 2009 have not been completed due to the reasons stated above, but it is anticipated that these financial statements will report a significant change in the Registrant’s earnings statement compared to the same period of 2008.  The Registrant expects to report a change in its results of operations and a net loss applicable to common shareholders of $1,626,991 and $4,695,017 for the three and nine months ended September 30, 2009, compared to a net loss applicable to common shareholders of $719,462 and $3,114,145 for the three and nine months ended September 30, 2008.  The loss is primarily attributable to a decrease in sales.